AB
3/10

UI
SECURITIES AN
Wasl

09059060

SEC FILE NO.
8-66930

SEC
Mail Processing
Section

MAR 0 2 2009

Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (mm/dd/yy) AND ENDING 12/31/08 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

COLUMBIA WEST CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

14646 N. KIERLAND BLVD., SUITE 238
(No and Street)

SCOTTSDALE	ARIZONA	85254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KALEY PARKINSON (480) 664-3949
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

TA
3/25

OATH OR AFFIRMATION

I, **KALEY PARKINSON**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **COLUMBIA WEST CAPITAL, LLC**, as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
PATRICIA ATTRIDGE
NOTARY PUBLIC - State of Arizona
MARICOPA COUNTY
My Comm. Expires March 28, 2012

Signature

Managing Director
Title

Patricia Attridge
Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Columbia West Capital, LLC

Table of Contents

ERNST WINTTER & ASSOCIATES Certified Public Accountants

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Members
Columbia West Capital, LLC
Scottsdale, Arizona

We have audited the accompanying statement of financial condition of Columbia West Capital, LLC (the Company) as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Columbia West Capital, LLC at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E. Wintter & Associates

February 25, 2009

Columbia West Capital, LLC

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$ 40,809
Accounts receivable	775,786
Prepaid expenses and deposits	15,977
Furniture and equipment, net of $12,315 accumulated depreciation	4,920
Total assets	$ 837,492

Liabilities and Members' Equity

Accounts payable	$ 4,503
Commissions payable	111,242
Due to members	246,516
Total liabilties	362,261
Members' equity	475,231
Total liabilities and members' equity	$ 837,492

See independent auditor's report and accompanying notes.

Columbia West Capital, LLC

Statement of Income

For the Year Ended December 31, 2008

Revenues:	
Commissions and advisory fees	$ 1,987,767
Interest income	2,801
Total revenue	1,990,568
Expenses:	
Compensation	1,092,643
Commissions	393,832
Legal and professional fees	30,190
Rent	29,661
Depreciation	3,900
Other operating expenses	69,508
Total expenses	1,619,734
Net income	$ 370,834

See independent auditor's report and accompanying notes.

Columbia West Capital, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2008

Members' Equity at December 31, 2007	$ 94,397
Capital contribution of new member	10,000
Net income	370,834
Members' Equity at December 31, 2008	$ 475,231

See independent auditor's report and accompanying notes.

Columbia West Capital, LLC

Statement of Cash Flows

For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 370,834
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	3,900
(Increase) decrease in:	
Accounts receivable	(710,839)
Prepaid expenses and deposits	(9,163)
Increase (decrease) in:	
Accounts payable	(2,963)
Commissions payable	111,242
Due to members	244,412
Net cash provided (used) by operating activities	7,423
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution of new member	10,000
Net increase (decrease) in cash and cash equivalents	17,423
Cash and cash equivalents, beginning of year	23,386
Cash and cash equivalents, end of year	$ 40,809

See independent auditor's report and accompanying notes.

Columbia West Capital, LLC

Notes to the Financial Statements

December 31, 2008

(1) Organization

Columbia West Capital, LLC (the Company) was formed as a Delaware limited liability company on January 1, 2005 and operates out of Scottsdale, Arizona. The Company is registered with the Securities and Exchange Commission as a securities broker dealer. The Company provides mergers and acquisition and private placement investment banking and related advisory services.

(2) Summary of Significant Accounting Policies

Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisition and private placement advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable. The Company may receive securities as part of its investment banking fee income. The amount of revenue recognized is determined based on management's estimate of the fair market value of the securities earned.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable represent amounts earned per agreement that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of the receivable becomes unlikely.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of accelerated and straight-line methods over the estimated useful lives of the assets.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(3) Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

The Company has elected to defer the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, under the provisions of FSP FIN 48-3. The Company uses a FAS 5, Loss Contingencies, approach for evaluating uncertain tax positions. They continually evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2008, the Company's net capital was $30,532, which exceeded the requirement by $6,382.

(4) Risk Concentrations

Due to the nature of the merger and acquisition business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 87% of revenue was generated from three customers.

(5) Lease Obligations

The Company leases office space in Scottsdale, Arizona. The lease began on August 1, 2006 and expires on August 31, 2010. The future annual minimum lease payments are as follows:

Year	Amount
2009	49,348
2010	33,359
	$ 82,707

(6) Admission of a New Member

Effective August 1, 2008, a new member acquired a one-fifth interest in the Company for $122,000 consisting of cash of $10,000 and a promissory note of $112,000. The cash was contributed directly to the Company while the promissory note was issued directly to the pre-existing members for their interests.

SUPPLEMENTAL INFORMATION

Columbia West Capital, LLC

Schedule I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31. 2008

Net Capital		
Total members' equity qualified for net capital		$ 475,231
Less: Non-allowable assets		
Accounts receivable (net of related commissions payable and $241,558 included in due to members)	$ 422,986	
Prepaid expenses and deposits	15,977	
Furniture and equipment (net)	4,920	
Total non-allowable assets		443,883
Net capital before haircuts		31,348
Less: Haircuts on securities		816
Net capital		30,532
Net minimum capital requirement of 6.67% of aggregate indebtedness of $362,261 or $5,000, whichever is greater		24,150
Excess net capital		$ 6,382

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2008)

Net Capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2008	$ 31,348
Increase in members' equity	9,000
Increase in non-allowable assets	(9,000)
Increase in haircuts on securities	(816)
Net capital per above computation	$ 30,532

Columbia West Capital, LLC

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

For the Year Ended December 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Members
Columbia West Capital, LLC
Scottsdale, Arizona

In planning and performing our audit of the financial statements and supplemental schedules of Columbia West Capital, LLC (the Company) for the year ended December 31, 2008, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2008, and this report does not affect our report thereon dated February 25, 2009.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 25, 2009

Columbia West Capital, LLC

Annual Audit Report

December 31, 2008

ERNST WINTTER & ASSOCIATES
Certified Public Accountants